LAWLER & ASSOCIATES a professional law corporation 11622 El Camino Real, Suite 100 San Diego, California 92130 Telephone: 888-675-0888 Facsimile: 866-506-8877

W. Scott Lawler, Esq. Admitted in California and Utah

Thursday, July 03, 2008

Sent Via Facsimile at (202) 772-9368 and Edgar Sean Donahue, Division of Corporation Finance United States Securities & Exchange Commission 100 F St, N.E. Washington, D.C. 20549

Re:	Eaglecrest Resources, Inc. Registration Statement on Form S-1 File No. 333-151269 Filed May 30, 2008

Dear Mr. Donahue:

We represent Eaglecrest Resources, Inc. (the “Company”) in connection with their Registration Statement on Form S-1. We are in receipt of your correspondence dated June 23, 2008 and have included responses to your comments herein (your original comments have been included for ease of reference). We have also filed a marked version of the Company’s Amended Form S-1 with the Securities and Exchange Commission via Edgar.

Comment No. 1

We note that you are registering common equity for which there is no established public trading market. Please describe the various factors considered in determining the offering price in accordance with Item 505 of Regulation S-K.

Response to Comment No. 1

In accordance with Item 505 of Regulation S-K, the offering price was determined arbitrarily by the selling shareholder and was not based upon the Company’s net worth, total asset value, or any other objective measure of value based on accounting measurements. The Company’s Form S-1 has been amended to reflect this information, such amendments being located under the Calculation of Registration Fee section, on the first page of the Prospectus and again under the second paragraph of Item 4.

United States Securities & Exchange Commission Eaglecrest Resources, Inc.

July 3, 2008 Page 2

Comment No. 2

Please include in the table the addresses of the owners of the securities.

Response to Comment No. 2

The addresses of the owners of the Company’s securities have been added to the table on Page 33. Both owners use 340 Basa Compund, Zapate, Las Pinas City, Metro Manila, Philippines as their applicable address.

Comment No. 3

We note your disclosure at page 45 discussing the securities issued to Mr. Raneses and Ms. Cabrillas. Please provide, in the prospectus, a discussion of how the securities were acquired by the selling shareholder.

Response to Comment No. 3

The securities were acquired by the selling shareholder directly from the Company in a private offering of the Company’s common stock that was exempt from registration under the securities laws. This information has been added under the heading “INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTION” on page 27.

Please feel free to contact me directly with any questions regarding the foregoing.

Sincerely, /s/ W. Scott Lawler

W. Scott Lawler, Esq.